中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED
CHALCO

Date: September 3, 2014

To: Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission (the "Commission")
100 F Street, NE
Washington, D.C. 20549
Tel (202) 551-3871

From: Xu Bo
Secretary to the Board
Aluminum Corporation of China Limited
Tel (86) 10 8229 8103
Fax (86) 10 8229 8158

Re: Aluminum Corporation of China Limited
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed April 1, 2014
File No. 001-15264

Dear Ms. Jenkins,

We refer to the Commission's comments on our Form 20-F for the fiscal year ended December 31, 2013, received on August 13, 2014. We are in the process of preparing our response to the Commission's comment and hereby respectfully submit to the Commission our request for an extension on the submission date to September 19, 2014.

Thank you in advance for your favorable consideration and the granting of extension.

With best regards,

/s/ Xu Bo

Xu Bo
Secretary to the Board